UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                              (Amendment No. )


NAME OF ISSUER:                                      Howmet International Inc.

TITLE OF CLASS OF SECURITIES:                        Common Stock

CUSIP NUMBER:                                        4432 08103

(1)    Names of Reporting Persons                    THIOKOL CORPORATION
       SS or IRS Identification Nos. of              IRS No. 36-2678716
       Above Person

(2)    Check the Appropriate Box if a  Member        (a) (   )  (b)  (     )
       of a Group (See Instructions)

(3)    SEC Use Only

(4)    Citizenship or Place of Organization:          Delaware

Number of Shares               (5)  Sole Voting Power            62,000,000
Beneficially
Owned  by Each                 (6)  Shared Voting Power                 -0-
Reporting Person
With                           (7)  Sole Dispositive Power       62,000,000

                               (8)  Shared Dispositive Power            -0-

(9)  Aggregate Amount Beneficially
     Owned by Each Reporting person:                             62,000,000

(10) Check if the Aggregate Amount in                               (     )
     Row (9)Excludes Certain Shares:
     (See Instructions)

(11) Percent of Class Represented by                                 62.00%
     Amount in Row (9):

(12) Type of Reporting Person:                                           HC
     (See Instructions)

NAME OF ISSUER:                                     Howmet International Inc.

TITLE OF CLASS OF SECURITIES:                       Common Stock

CUSIP NUMBER:                                       4432 08103

(1)    Names of Reporting Persons                   THIOKOL HOLDING COMPANY
       SS or IRS Identification Nos.of              IRS No. 51-0336475
       Above Person

(2)    Check the Appropriate Box if a               (a) (  )    (b) (  )
       Member of a Group (See
       Instructions)

(3)    SEC Use Only

(4)    Citizenship or Place of Organization:       Delaware

Number of Shares               (5)  Sole Voting Power               62,000,000
Beneficially
Owned  by Each                 (6)  Shared Voting Power                -0-
Reporting Person
With                           (7)  Sole Dispositive Power          62,000,000

                               (8)  Shared Dispositive Power           -0-

(9)    Aggregate Amount Beneficially
       Owned by Each Reporting person:                              62,000,000

(10)   Check if the Aggregate Amount in                             (    )
       Row (9)Excludes Certain Shares:
       (See Instructions)

(11) Percent of Class Represented by                                62.00%
     Amount 62.00% in Row (9):

(12)   Type of Reporting Person:                                    C
       (See Instructions)

Item 1(a)     Name of Issuer:               Howmet International Inc.

Item 1(b)     Address of Issuer's Principal 475 Steamboat Road
              Executive Offices:            Greenwich, CT 06836

Item 2(a)     Name of Person Filing:        Thiokol Corporation on behalf
                                            of its wholly owned
                                            Subsidiary Thiokol Holding Company

Item 2(b)     Address of principal          2475 Washington Blvd.
              Business Office:              Ogden, UT 84401

Item 2(c)     Citizenship:                  Delaware, United States

Item 2(d)     Title of Class of Securities: Common Stock

Item 2(e)     CUSIP Number:                 4432 08103

Item 3       See Item 12 of cover page(s)   HC = Parent Holding Company, in
             ("Type of Reporting  Person")  accordance with Section 140.13-d
             for each reporting  person.    (1) (b)(1)(ii)(F)

Item 4        Ownership:
(a)           Amount Beneficially owned:   Thiokol Holding Company wholly owned
                                           subsidiary of Thiokol Corporation
                                           owns 62,000,000 shares of Howmet
                                           International Inc.  Thiokol
                                           Corporation owns 100% of the issued
                                           voting common stock of Thiokol
                                           Holding Company.

(b)           Percent of Class:                         62%

(c)           Number of shares of which
              such person has:

              (i)   Sole power to direct the vote       62,000,000

              (ii)  Shared power to direct the               -0-
                    vote

              (iii) Sole  power to dispose              62,000,000
                    or direct the
                    disposition of:

              (iv)  Shared power to dispose or               -0-
                    to direct the disposition of:

                                 EXHIBIT 1

                           JOINT FILING AGREEMENT


         Pursuant to Rule 13d-1 (f) (1) (iii), we the undersigned agree that this Schedule 13G, to which this Joint Filing Agreement is attached as
Exhibit 1, is filed on behalf of each of us.



Dated:            February 17, 1998



                                          THIOKOL HOLDING COMPANY

                                           By:   /S/ EDWIN M. NORTH
                                           Its:      Secretary



                                           THIOKOL CORPORATION

                                           By:    /S/ EDWIN M. NORTH
                                           Its:       Vice President and
                                                      Corporate Secretary